UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of December, 2003

Commission File Number:  1-14842


                                   e-SIM LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)



             19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
             ------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|              No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

This report on Form 6-K is incorprated by reference to e-SIM Ltd.'s registration statement on Form S-8 filed with the Securities and Exchange Commission, or the Commission, on February 23, 1999 (Registration No. 333-10046) and its registration statement on Form S-8 filed with the Commission on September 29, 2003 (Registration No. 333-109212).

The following are included in this report on Form 6-K:

                                                                   Sequential
Exhibit                          Description                       Page Number
-------                          -----------                       -----------

   1.              Press release, dated December 11, 2003.             3

























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
FOR IMMEDIATE RELEASE

MEDIA CONTACT:                                        INVESTOR CONTACT:
Judyth Eichenholz                                     Yaron Eldad
e-SIM Ltd.                                            e-SIM Ltd.
+1-888-742-9364                                       +972-2-587-0770
judyth@e-sim.co.il                                    yaron@e-sim.co.il


                    E-SIM LTD. REPORTS THIRD QUARTER EARNINGS


JERUSALEM, Israel, December 11, 2003 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI solutions for electronic products, today announced its financial results for the third quarter, ended October 31, 2003.


Revenues for the third quarter were $933,659, compared with the revenues for the previous quarter of $1,306,839, representing a decrease of 47% in Q3 2003. The third quarter of 2002 saw revenues of $1,763,072, 88.8% more than the current quarter. Combined revenues for the first three quarters of 2003 were $3,401,385, compared to $4,367,900 for the first three quarters of 2002, a decrease of 22%.

Gross profit for the current quarter was $378,224 as compared to $821,811 for Q2 of this year, representing a decrease of 53.9%. In Q3 of 2002 gross profit was $1,227,121, 224.4% higher than Q3 2003. Gross profit for the nine months ending October 31, 2003 was $1,912,405 as compared to $2,965,835 for the nine months ending October 31, 2002, a decrease of 35.5%.

Net loss for the quarter was $860,413 or $0.07 a share, compared with the previous quarter's net loss of $595,363 or $0.05 a share, an increase of 44.5%. The comparable quarter in 2002 saw a net loss of $329,670 or $0.03 per share, an increase of 160.9% in Q3 2003.


Operating expenses for Q3 2003 were $1,125,479 as compared to $1,370,511 for the preceding quarter, a decrease of 17.8%. In Q3 of 2002, operating expenses were $1,282,468, representing a decrease of 12.24%.



The company's backlog of orders is $2,003,477.

e-SIM CEO, Marc Belzberg said, "Despite this quarter's lower revenues, e-SIM is already beginning to see the fruit of its refocusing efforts. Specifically, the revenue stream in the form of royalties from our wireless platform partners has started to flow. Furthermore, as a result of our growing reputation as a leading provider of MMI solutions for mobile handsets, we are involved in advanced, serious negotiations with important wireless platform manufacturers. Putting our refocusing plan into effect, we were fully aware that focus on wireless handsets and related royalty revenue would reduce our short-term revenues, but all indications show that we are gaining significant momentum as world leading suppliers of MMI solutions for mobile handsets, and that we can expect significant royalty-based future revenues."

ABOUT E-SIM

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment. e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite the concept-to-market life cycle of products by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. The RapidPLUS(TM) solution enables smooth development of wireless and electronic products and brings them to market faster with lower development costs.

e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.



Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #





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
                                                CONSOLIDATED BALANCE SHEETS

                                                       IN U.S. DOLLARS

                                              October 31,          January 31,
                                             -------------       -------------
                                                 2003                2003
                                             -------------       -------------
                                              (Unaudited)          (Audited)
  ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                       171,822             627,358
  Trade receivables                               466,897           1,594,266
  Other receivables and prepaid expenses          362,676             433,760
                                             -------------       -------------

Total current assets                            1,001,395           2,655,384
                                             -------------       -------------

SEVERANCE PAY FUND                                676,957             598,486
                                             -------------       -------------
LONG TERM PREPAID EXPENSES                         58,819              63,726
                                             -------------       -------------
PROPERTY AND EQUIPMENT, NET                       446,342             533,582
                                             -------------       -------------

                                                2,183,513           3,851,178
                                             =============       =============

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:

  Short term bank credit                            1,091              13,703
  Current maturities of long-term
   bank loans                                   2,510,824           2,069,901
  Current maturities of convertible
   bank loans                                     739,333             690,338
  Trade payables                                  751,906             630,253
  Related parties                               1,162,309           1,658,594
  Convertible loan from a related
   party                                          201,695             190,000
  Employees and payroll accruals                  669,334             642,996
  Deferred revenues                               864,568           1,264,824
  Accrued expenses and other liabilities          775,836             617,766
                                             -------------       -------------

Total current liabilities                       7,676,896           7,778,375
                                             -------------       -------------

LONG-TERM LIABILITIES

  Accrued severance pay                         1,004,894             869,141
  Long term loan                                   46,489              95,000
                                             -------------       -------------
Total long-term liabilities                     1,051,383             964,141
                                             -------------       -------------

SHAREHOLDERS' DEFICIENCY                      (6,544,766)         (4,891,338)
                                             -------------       -------------
                                                2,183,513           3,851,178
                                             =============       =============

                                                                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                    -------------------------------------

                                                                               IN U.S. DOLLARS


                                       Three months ended           Nine months ended                    Year ended
                                           October 31,                 October 31,                       January 31,
                                  --------------------------- --------------------------- ----------------------------------------
                                       2003         2002          2003          2002          2003          2002           2001
                                  --------------------------- --------------------------- ----------------------------------------
                                   (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)    (Audited)     (Audited)      (Audited)
 Revenues:
 Products & licenses                 $ 438,120     $ 997,712   $ 1,334,420   $ 2,356,180    $3,304,047    $3,030,709    $6,818,003

 Services                              495,539       765,360     2,066,965     2,011,720     2,916,085     2,005,616     3,063,239
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                       933,659     1,763,072     3,401,385     4,367,900     6,220,132     5,036,325     9,881,242
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
 Cost of revenues:
 Products                               26,590        88,634        86,758       212,685       267,132       169,400       383,004
 Services                              528,845       447,317     1,402,222     1,189,380     1,662,618     1,775,408     1,734,794
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                       555,435       535,951     1,488,980     1,402,065     1,929,750     1,944,808     2,117,798
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Gross profit                           378,224     1,227,121     1,912,405     2,965,835     4,290,382     3,091,517     7,763,444
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Operating expenses and
costs:

Product development                          -             -             -             -             -             -     2,474,859

Web-site development                         -             -             -             -             -             -       800,086

Research and development, net          321,792       367,041     1,143,447     1,104,749     1,463,965     2,609,742     2,773,708
Selling, marketing, general
 and administrative, net               803,687       915,427     2,754,836     3,221,543     4,260,681     7,853,854     8,751,805
Restructuring and impairment
 of web-site development costs               -             -             -             -             -       910,303             -
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
 Total operating expenses            1,125,479     1,282,468     3,898,283     4,326,292     5,724,646    11,373,899    14,800,458
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Operating loss                       (747,255)      (55,347)   (1,985,878)   (1,360,457)   (1,434,264)   (8,282,382)   (7,037,014)
Financial expenses (income),
 net                                   114,532        80,491       290,988      (25,879)       (8,961)       209,345     (230,051)
Other expenses(income), net           (11,173)         5,019      (10,576)        94,640        94,640       426,108       730,559
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Net loss before taxes on
 income                              (850,614)     (140,857)   (2,266,290)  ($1,429,218)   (1,519,943)   (8,917,835)   (7,537,522)
 Taxes on income                         9,799       188,813        21,248       213,657       199,271        62,247        56,197
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
 Net loss for the period            ($860,413)    ($329,670)   (2,287,538)   (1,642,875)  ($1,719,214)  ($8,980,082)  ($7,593,719)
                                  ============  ============  ============  ============  ============  ============  ============
Basic and diluted net loss
 per share                             ($0.07)       ($0.03)        (0.20)        (0.14)       ($0.15)       ($0.77)       ($0.65)
                                  ============  ============  ============  ============  ============  ============  ============
Weighted average number of
shares used in computing:
basic and diluted loss per
 share                              11,689,105    11,665,359    11,673,303    11,665,359    11,665,359    11,663,170    11,642,687
                                  ============  ============  ============  ============  ============  ============  ============




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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        e-SIM LTD.


Date: December 15, 2003                 By /s/ Yaron Eldad
                                           -----------------------------------
                                           Name: Yaron Eldad
                                           Title: Chief Financial Officer
                                                  and Chief Operating Officer






















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